VocalTec Announces the Implementation of Cost Cutting Measures and Receipt of a
                             $1 million Bridge Loan

    Company Seeking Business Combination; Reports 2005 Second Quarter Results

HERZLIA, Israel, July 27, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL), a telecom equipment provider offering packet voice solutions for carriers and service providers, today announced the implementation of certain cost cutting measures and the receipt of a $1 million bridge loan.

"Effective today, we are implementing a substantial reduction in headcount to around 35 employees in order to drastically reduce our cash use and prepare the company for potential business combinations currently explored by us. We are retaining highly skilled employees and preserving our technology, and will continue to support our key customers. We have recently completed an investment in R&D that has provided us with a market ready product," said Hugo Goldman, VocalTec's Chief Financial Officer. "To afford us sufficient time to pursue potential M&A transactions, we have obtained a bridge loan of $1 million from our largest shareholder, Deutsche Telekom."

"We are involved in discussions regarding several potential M&A transactions and are simultaneously in the preliminary due diligence stage of a potential business combination with another company. In addition, we are also considering a bidding process," said Elon Ganor, VocalTec's Chief Executive Officer.

"We continue to gain traction with our Essentra product family," continued Ganor. "In Q2 of 2005 we sold our Essentra BAX Voice over Broadband Access platform to two customers and we are encouraged by the feedback we are receiving. The Essentra product family includes, among others, an application server providing a broad range of residential and centrex services, supporting most of the available VoIP telephony sets."

In addition, the Company today reported its results for the second quarter ended June 30, 2005.

Revenues for the second quarter of 2005 were $1.4 million, an increase of 31% from the first quarter of 2005 and a decrease of 25% from the second quarter of 2004. According to U.S. GAAP, net loss in the second quarter of 2005 was $2.4 million, or $0.16 per share, compared to a net loss of $2.2 million, or $0.15 per share in the first quarter of 2005, and a net loss of $3.0 million, or $0.20 per share, in the second quarter of 2004.

Gross margin was 52% in the second quarter of 2005, an increase from 45% in the first quarter of 2005 and an increase from 42% in the second quarter of 2004. Product gross margin was about the same as in Q1 of 2005, but service margin improved substantially due to one-time factors.

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Operating expenses for the second quarter of 2005 increased slightly to $3.2 million, compared to $3.1 million in the first quarter of 2005, but declined 16% from $3.8 million in the second quarter of 2004. Operating loss in the second quarter of 2005 declined slightly to $2.5 million compared to $2.6 million in the first quarter of 2005, and $3.0 million in the second quarter of 2004.

At the end of the second quarter of 2005, cash, cash equivalents and short-term investments totaled $1.7 million, compared with $5.0 million at the end of the first quarter of 2005, reflecting a cash use of $3.3 million in the second quarter of 2005, an increase from the cash use of $2.9 million in the first quarter of 2005.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

 Learn more about our products and solutions at www.vocaltec.com.
                                                ----------------

NOTE: VocalTec and Essentra are registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to conditions, plans, projections or the future performance of VocalTec Communications or any of its products, subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, VocalTec's ability to raise funds, to successfully conclude negotiations with potential investors or to secure additional funding to its present and future operations, product and market acceptance risks, the pace of migration from legacy networks to next generation networks solutions, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter

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its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-52-2781748
carmen@vocaltec.com


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                          VOCALTEC COMMUNICATIONS LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     All data in thousands of U.S. dollars





                                                        Three months ended                      Six months ended
                                                              June 30                                June 30
                                                  ---------------------------------       -----------------------------
                                                        2005             2004                  2005           2004
                                                  ----------------- ---------------       -------------- --------------
                                                      Unaudited        Unaudited             Unaudited      Unaudited
Sales
   Products                                                    686           1,332                1,276          1,917
   Services                                                    716             548                1,197          1,207
                                                  ----------------- ---------------       -------------- --------------
                                                             1,402           1,880                2,473          3,124
                                                  ----------------- ---------------       -------------- --------------

Cost of Sales
   Products                                                    292             691                  532          1,107
   Services                                                    377             397                  728            830
                                                  ----------------- ---------------       -------------- --------------
                                                               669           1,088                1,260          1,937
                                                  ----------------- ---------------       -------------- --------------
       Gross profit                                            733             792                1,213          1,187
                                                  ----------------- ---------------       -------------- --------------

Operating Expenses:
  Research and development, net                              1,245           1,101                2,430          2,325
  Selling and Marketing                                      1,324           1,924                2,634          4,180
  General and administrative                                   626             776                1,203          1,571
                                                  ----------------- ---------------       -------------- --------------
      Total Operating Expenses                               3,195           3,801                6,267          8,076
                                                  ----------------- ---------------       -------------- --------------

      Operating loss                                       (2,462)         (3,009)              (5,054)        (6,889)
                                                  ----------------- ---------------       -------------- --------------

Other income (expense), net                                    (1)              34                  298             34
Financial income (expense), net                               (10)              17                  (7)            121
                                                  ----------------- ---------------       -------------- --------------


Loss before tax benefit (income taxes)                     (2,473)         (2,958)              (4,763)        (6,734)
Tax benefit (income taxes)                                      84            (34)                  171           (64)
                                                  ----------------- ---------------       -------------- --------------
Net loss                                                   (2,389)         (2,992)              (4,592)        (6,798)
                                                  ================= ===============       ============== ==============


Basic and diluted net loss per ordinary share:

     Basic and diluted net loss                             (0.16)          (0.20)               (0.30)         (0.49)
                                                  ================= ===============       ============== ==============

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per share amounts (in thousands)                            15,087          15,005               15,085         14,014
                                                  ================= ===============       ============== ==============




                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)



                                                      June 30             December 31
                                                        2005                  2004
                                                  -----------------      ---------------
                                                     Unaudited


Current Assets
  Cash, cash equivalents and short term
  investments                                                1,707                7,886
  Trade receivables, net                                       388                  175
  Other receivables                                            716                  982
  Inventories                                                  534                  471
                                                  -----------------     ----------------
       Total Current Assets                                  3,345                9,514
                                                  -----------------     ----------------

Severance pay funds                                          2,008                2,113
                                                  -----------------     ----------------

Equipment, Net                                                 889                1,070
                                                  -----------------     ----------------


                  Total Assets                               6,242               12,697
                                                  =================     ================



Current Liabilities
  Trade payables                                             1,034                1,133
  Accrued expenses and other liabilities                     2,185                3,011
  Deferred revenues                                            273                  886
                                                  -----------------     ----------------
                                                             3,492                5,030
                                                  -----------------     ----------------

Long Term Liabilities
   Accrued severance pay                                     2,543                2,871
                                                  -----------------     ----------------
                                                             2,543                2,871
                                                  -----------------     ----------------

       Total Liabilities                                     6,035                7,901
                                                  -----------------     ----------------


Shareholders' Equity
    Share capital
      Ordinary shares of NIS 0.01 par value:
       Authorized - 50,000,000 shares;
       Issued and outstanding - 15,086,523
as of June 30, 2005 and 15,081,523 as
of December 31, 2004                                            42                   42
   Additional paid-in capital                              106,903              106,900
   Accumulated deficit                                   (106,738)            (102,146)
                                                  -----------------     ----------------
        Total Shareholders' Equity                             207                4,796
                                                  -----------------     ----------------

   Total Liabilities and Shareholders' Equity               6,242                12,697
                                                  =================     ================
